EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I
(Form Type)

Constitution Capital Access Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$34,794,085(1)	$0.00015310	$5,326.97
Fees Previously Paid
Total Transaction Valuation	$34,794,085
Total Fees Due for Filing			$5,326.97
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$5,326.97

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 2,942,687 Shares outstanding (approximately 5.00% of the net assets of the Fund as of November 30, 2024).

Table 2 - Fee Offset Claims and Sources(2)

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources

(2)	Not applicable.